FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, August 29, 2018

Mr.

Mario Farren Risopatrón

Superintendent of Banks and Financial Institutions

Present

Ref: Material Fact

Mr. Superintendent:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following contracts with the related parties for the following contracts:

1.	Isban Spain.
a)	Technological services for the Project “One Pay”.
b)	Technological services for the Project “Reinforcement of Platform – GTB (Swift GPI)”.
c)	Technological services for the Project “Migration due to Obsolescence WAS 7.0 to 9.0”.
d)	Technological services for the Project “APAMA Phase II”.
e)	Technological services for the support and implementation of the following apps: “Rorac 3.0”, “AIS”, “Metricstream” and the corporate payroll system in foreign currency.

2.	Services contract with Universia Chile S.A.

3.	Transfer agreement between Santander Asset Management S.A. Administradora General de Fondos and Banco Santander Chile for the lease contract signed August 1, 2014 between Deka Inmobiliaria Chile One SpA and Santander Asset Management S.A. Administradora General de Fondos for the office 4001, parking spaces, and storage space of the Building Titanium located in Isidora Goyenechea 2800, in the commune of Las Condes, Santiago, Chile.

4.	Lease contract between Santander Asset Management S.A. Administradora General de Fondos and Banco Santander Chile through which the former leases the third floor of the building located in Bandera 140, in the commune of Santiago, Santiago, Chile.

In relation to these operations, the directors Claudio Melandri Hinojosa, Orlando Poblete Iturrate, Oscar Von Chrismar Carvajal, Félix de Vicente Mingo, Lucía Santa Cruz Sutil, Juan Pedro Santa María Pérez, Alfonso Gómez Morales, Blanca Bustamante Bravo, Ana Dorrego de Carlos, Andreu Plaza López and Rodrigo Vergara Montes, manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

CHIEF EXECUTIVE OFFICER

C.c. Comisión para el Mercado Financiero

Bolsa de Valores

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: August 30, 2018